UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on June 30, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On August 12, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on June 30, 2005. Attached is a summary of such consolidated financial information. The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

        THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2005, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Page
Consolidated Financial Statements as of June 30, 2005	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended June 30, 2005	8-20

        THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

        In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

AES GENER S.A. AND SUBSIDIARIES

Consolidated Balance Sheet as of June 30, 2005 and 2004

ASSETS	2005 ThCh$	2004 ThCh$	2005 Th US$
Current Assets
Cash	3,863,216	3,745,704	6,672
Time deposits	16,541,864	2,636,479	28,570
Marketable securities	7,146,726	5,253,413	12,343
Accounts receivable	47,871,281	40,326,629	82,679
Documents receivable	60	22,006	0
Miscellaneous accounts receivable	4,829,036	3,461,076	8,340
Accounts and documents receivable from related companies	3,467,576	4,803,875	5,989
Inventories	20,177,595	11,884,492	34,849
Recoverable taxes	9,096,628	470,543	15,711
Prepayments	4,161,082	4,855,712	7,187
Deferred taxes	1,402,029	1,321,211	2,421
Other current assets	26,341,395	52,258,624	45,495
Total Current Assets	144,898,488	131,039,764	250,256
Property, Plant and Equipment
Land	8,284,596	8,429,468	14,308
Construction and infrastructure	733,539,890	775,783,803	1,266,908
Machinery and equipment	941,548,399	980,460,256	1,626,163
Other property, plant and equipment	8,691,056	9,321,521	15,010
Technical revaluation	38,549,672	38,610,755	66,580
Accumulated depreciation	(597,747,842)	(573,473,474)	(1,032,380)
Net Property, Plant and Equipment	1,132,865,771	1,239,132,329	1,956,590
Other Non-Current Assets
Investment in related companies	104,320,825	107,551,463	180,174
Investment in other companies	17,704,805	19,253,007	30,578
Goodwill	4,718,867	5,246,246	8,150
Negative goodwill	0	0	0
Long-term accounts receivable	4,882,400	8,142,345	8,432
Long-term receivables from related companies	1,281,879	3,439,839	2,214
Deferred long-term taxes	0	0	0
Intangibles	6,360,885	6,417,739	10,986
Amortization of intangibles	(4,951,276)	(4,715,600)	(8,551)
Other	50,297,296	52,270,716	86,869
Total Other Non-Current Assets	184,615,681	197,605,755	318,853

TOTAL ASSETS	1,462,379,940	1,567,777,848	2,525,699

AES GENER S.A. AND SUBSIDIARIES

Consolidated Balance Sheet as of June 30, 2005 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	2005 ThCh$	2004 ThCh$	2005 ThUS$
Current Liabilities
Short-term bank liabilities	0	4,535,996	0
Short-term portion of long-term bank liabilities	15,933,926	16,536,911	27,520
Short-term portion of bonds payable	44,716,168	11,065,532	77,230
Short-term portion of long-term liabilities	368,352	576,780	636
Dividends payable	130,834	128,017	226
Accounts payable	31,595,686	48,907,084	54,569
Documents payable	0	0	0
Miscellaneous accounts payable	2,787	111,279	5
Accounts and documents payable to related companies	1,083,907	3,466,576	1,872
Provisions	5,859,996	6,860,817	10,121
Withholdings	3,001,402	1,174,347	5,184
Income taxes payable	6,837,561	247,243	11,809
Unearned income	1,758,739	20,236	3,038
Deferred taxes	0	0	0
Other current liabilities	1,028,117	0	1,776
Total Current Liabilities	112,317,475	93,630,818	193,985
Long-Term Liabilities
Long-term bank liabilities	83,701,568	223,209,461	144,562
Bonds and securities payable	372,280,592	349,965,472	642,972
Documents payable	262,718	509,692	454
Long-term payables to related companies	0	0	0
Provisions	11,852,978	9,777,916	20,471
Deferred long-term taxes payable	28,296,104	14,635,848	48,871
Other	14,877,536	12,707,871	25,695
Total Long -Term Liabilities	511,271,496	610,806,260	883,025
Minority Interest	7,263,422	7,276,992	762:
Shareholders' Equity
Paid-in capital	740,768,344	742,401,362	1,279,393
Technical revaluation reserve	7,407,683	5,746,904	12,794
Share premium	30,576,472	30,575,468	52,809
Other reserves	39,532,357	56,358,168	68,277
Future dividends reserve	5,699,918	5,478,383	9,844
Retained earnings	2,662,036	2,736,022	4,598
Net income for the period	4,880,737	12,767,471	8,430
Interim dividends	0	0	0
Total Shareholders' Equity	831,527,547	856,063,778	1,436,144

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,462,379,940	1,567,777,848	2,525,699

AES GENER S.A. AND SUBSIDIARIES

Consolidated Income Statement for the six months ended June 30, 2005 and 2004

	2005 ThCh$	2004 ThCh$	2005 Th US$
Operating results:
Operating revenue	235,167,972	194,884,501
Operating expense	(184,507,984)	(131,769,306)	(318,667)
Gross Profit	50,659,988	63,115,195	87,496
Administration and sales costs	(10,088,071)	(9,326,487)	(17,423)
Operating Income	40,571,917	53,788,708	70,072
Non-Operating Results
Financial income	2,109,981	4,117,960	3,644
Share of net income of related companies	2,089,246	137,701	3,608
Other non-operating income	1,895,080	2,789,597	3,273
Share of loss of related companies	(67,126)	(1,792,548)	(116)
Amortization of goodwill	(663,087)	(263,767)	(1,145)
Financial expense	(23,137,663)	(32,488,380)	(39,961)
Other non-operating expenses	(6,668,350)	(10,659,241)	(11,517)
Price-level restatement	127,646	(590,508)	220
Foreign exchange variation	234,283	4,723,380	405
Non-Operating Income / (Loss)	(24,079,990)	(34,025,806)	(41,589)
Income before Income Taxes and Minority Interest	16,491,927	19,762,902	28,483
Income taxes	(11,704,624)	(6,478,621))	(20,215)
Minority interest	93,434	(516,810)	161
Amortization of negative goodwill	0	0	0

Net Income / (Loss)	4,880,737	12,767,471	8,430

AES GENER S.A. AND SUBSIDIARIES

Consolidated Cash Flow Statement for the six months ended June 30, 2005 and 2004

	From 01.01.2005 To 06.30.2005 ThCh$	From 01.01.2004 To 06.30.2004 ThCh$	From 01.01.2005 To 06.30.2005 ThUS$
Cash Flow from Operating Activities
Collection of accounts receivable	246,251,715	206,556,380	425,305
Financial income received	1,815,314	3,843,493	3,135
Dividends and other distributions received	565,423	786,916	977
Other income received	2,126,310	6,044,127	3,672
Payment to suppliers and personnel	(183,619,169)	(117,006,713)	(317,132)
Financial expenses	(28,917,841)	(44,808,470)	(49,944)
Income tax payments	(4,777,712)	(560,292)	(8,252)
Other expenses	(1,965,176)	(5,646,582)	(3,394)
VAT and other similar payables	(10,631,045)	(12,644,597)	(18,361)
NET CASH PROVIDED BY OPERATING ACTIVITIES	20,847,819	36,564,262	36,007
Cash Flow from Financing Activities
Proceeds from issuance of shares	0	64,268,674	0
Borrowings from banks and others	7,577	62,661,205	13
Proceeds from issuance of bonds	0	256,136,030	0
Other borrowings from related companies	0	0	0
Other	9,476	587,820	16
Dividends paid	(8,188,208)	(59,637,166)	(14,142)
Capital decrease	0	0	0
Payment of loans	(24,307,374)	(28,781,933)	(41,982)
Payment of bonds	(3,360,007)	(490,751,912)	(5,803)
Payment of loans from related companies	0	0	0
Payment of costs associated with issuance of shares	0	0	0
Payment of costs associated with issuance of bonds	(156,577)	(25,549,555)	(270)
Other financing activities	(509,329)	0	(880)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(36,504,442)	(221,066,837)	(63,047)
Cash Flow from Investing Activities
Sales of property, plant and equipment	157,311	11,336	272
Sales of permanent investments	0	0	0
Sales of other investments	0	150,047	0
Proceeds from loans to related companies	0	184,224,055	0
Other investing activities	3,186,065	0	5,503
Acquisition of fixed assets	(4,561,227)	(6,672,958)	(7,878)
Payment of capitalized interest	(34,350)	(19,325)	(59)
Permanent investments	(972,668)	0	(1,680)
Investment in financial instruments	0	(892,743)	0
Loans to related companies	0	(2,582,910)	0
Other investing activities	0	(1,769,412)	0
NET CASH USED IN INVESTING ACTIVITIES	(2,224,869)	172,448,090	(3,843)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(17,881,492)	(12,054,485)	(30,883)
Price-level restatement of cash and cash equivalents	1,442,512	7,713,783	2,491
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,438,980)	(4,340,702)	(28,392)
Cash and Cash equivalents at beginning of period	68,304,384	59,181,982	117,970

CASH AND CASH EQUIVALENTS AT END OF PERIOD	51,865,404	54,841,280	89,578

AES GENER S.A. AND SUBSIDIARIES

between Net Income for the Period and Net Cash Flow Provided by Operating Activities

	From 01.01.2005 To 06.30.2005 ThCh$	From 01.01.2004 To 06.30.2004 ThCh$	From 01.01.2005 To 06.30.2005 ThUS$
Net Income	4,880,737	12,767,471	8,430
Sales of Assets	(155,316)	(62,269)	(268)
Gain on sale of property, plant and equipment	(155,316)	(62,269)	(268)
Gain on sale of investments	0	0	0
Loss on sale of investments	0	0	0
Gain on sale of others assets	0	0	0
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	22,950,732	30,773,796	39,639
Depreciation	21,959,722	23,808,764	37,927
Amortization of intangibles	126,237	133,907	218
Provisions and write-offs	(354,983)	4,031,913	(613)
Participation in net income of related companies	(2,089,246))	(137,701))	(3,608))
Participation in net loss of related companies	67,126	1,792,548	116
Amortization of goodwill	663,087	263,767	1,145
Amortization of negative goodwill	0	0	0
Price-level restatement	(127,646)	590,508	(220)
Exchange difference	(234,283)	(4,723,380)	(405)
Other credits to income that do not represent cash flow	(323,420)	(2,225,257)	(559)
Other debits to income that do not represent cash flow	3,264,138	7,238,727	5,638
Change in Operating Assets	(24,714,572)	596,291	(42,685)
Increase in accounts receivable	(16,188,877)	(14,971,119)	(27,960)
Increase in inventories	(1,030,911)	143,041	(1,781)
Decrease in other assets	(7,494,784)	15,424,369	(12,944)
Change in Operating Liabilities	17,979,672	(8,027,837)	31,053
Increase (decrease) of accounts payable to related companies	17,867,986	(1,242,706)	30,860
Increase (decrease) of interest payable	(2,690,396)	(13,746,960)	(4,647)
Increase (decrease) net of income taxes payable	8,748,622	8,433,744	15,110
Increase in other accounts payable related to non-operating results	76,455	(101,342)	132
Increase (decrease) of VAT and other similar payables	(6,022,995)	(1,370,573)	(10,402)
Minority Interest in Net Income	(93,434)	516,810	(161)
Net Cash Provided by Operating Activities	20,847,819	36,564,262	36,007

Management's Discussion & Analysis of AES Gener S.A.'s
Consolidated Financial Statements for the Period Ended June 30, 2005

The following section analyzes the consolidated financial statements of AES Gener S.A. ("AES Gener" or the "Company") for the year ended June 30, 2005 and explains the most significant changes that have occurred with respect to the same period in 2004.  It also provides a summary of the information included in the financial statements. All currency amounts are expressed in constant Chilean pesos at June 30, 2005 purchasing power and therefore, all comparisons refer to real  variations between such date and June 30, 2004.

 I.    Summary

As of June 30, 2005, the company registered net income of Ch$4,881 million while as of June 2004 net income was Ch$12,767 million. Operating income in June 2005 was Ch$13,217 million less than that was recorded in June 2004 while non-operating losses dropped by Ch$9,946 million.  The effect of minority interest and taxes on income in June 2005 was Ch$4,616 million less than for the same semester in the previous year.

  I.    Comparative Analysis and Explanation of the Principal Observed Trends

    a.  Liquidity

Liquidity		June 2005	June 2004
Current assets/current liabilities	(times)	1.29	1.40
Adjusted liquidity ratio	(times)	0.25	0.12

The liquidity ratio decreased from 1.40 to 1.29 because of the 20% increase (Ch$1,687 million) in current liabilities, mainly due to the transfer of the balance of the Yankee bond to expire in January 2006 to short term.  Current assets, on the other hand, rose 11% (Ch$13,859 million) due to the: (i) Ch$13,905 increase in time deposit accounts; (ii) Ch$8,626 increase in recoverable taxes; (iii) increase in inventories amounting to Ch$8,293 million, (iv) increase in sales receivables for Ch$7,545 million; (v) Ch$3,460 million increase in negotiable and other securities that were partially offset by reductions in (i) other current assets (Ch$25,917 million), resulting from lower investments in 2005 in repo agreements and lower fiduciary rights in Chivor S.A. E.S.P., a subsidiary in Colombia (Chivor),  required in its previous credit agreement, (ii) intercompany notes and accounts receivable for Ch$1,336 million, and (iii) other items for Ch$717 million.

The adjusted liquidity ratio, which considers the ratio between cash, time deposits and negotiable securities and current liabilities, increased because of an increase in time deposits in 2005 while as of June 2004 they were concentrated in repo agreements.

    b.  Indebtedness

Indebtedness		June 2005	June 2004
Total liabilities/Equity	(times)	0.74	0.82
Current liabilities/Total liabilities	(times)	0.18	0.13
Long term liabilities/Total liabilities	(times)	0.82	0.87
Total liabilities	(million)	623,589	704,437
Coverage financial expenses	(times)	1.71	1.61

The ratio between liabilities and equity decreased because of the reduction of CH$80,848 million in total liabilities, principally due the reduction in the exchange rate used to convert dollar debt to pesos and in addition to scheduled amortizations by AES Gener, Chivor, Norgener S.A. (Norgener) and Sociedad Electrica Santiago S.A. (Electrica Santiago). 2203:

Short-term liabilities rose CH$18,687 million due to the increase:  (i) of CH$33,651 in bonds occurring because of the transfer of the balance of the Yankee bonds to the short term, (ii) of CH$6,590 million in income taxes, and (iii) of CH$4,594 million in withholdings, prepaid income and other current liabilities.  These variations were partially offset by the reduction of: (i)  CH$17,311 million in accounts payable, (ii) CH$5,139 million in bank debt, (iii) CH$2,383 million in intercompany notes and accounts receivable, and (iv) CH$1,318 million in provisions and other items. 2215:

There was a decrease of CH$99,535 million in long-term liabilities, due mainly to the reduction of CH$139,508 million in bank debt due the reduction in the exchange rate used to convert dollar debt to pesos and the scheduled amortizations mentioned above.  This effect was partially offset by the increase:  (i) in bonds due to the issuance of debt by Chivor in November 2004, (ii) of CH$13,660 million in deferred taxes payable in the long term, (iii) of CH$2,075 million in provisions, and (iv) of CH$1,923 million in other long- term liabilities. Interest expense coverage rose fundamentally because of a reduction of CH$9,351 million in interest expense that offset the reduction of CH$3,271 million in pre-tax income and minority interest.

    c.    Activity

Capital		June 2005	June 2004
Shareholders' equity	(million)	831,528	856,064
Net property, plant and equipment	(million)	1,132,866	1,239,132
Total assets	(million)	1,462,380	1,567,778

Equity dropped by CH$24,536 million because of a reduction of: (i) CH$16,826 million in other reserves, associated mainly with the cumulative adjustment arising from the exchange differential; and (ii) CH$7,739 million in retained earnings associated with profits earned in 2004. These variations were partially offset by an increase of CH$28 million in other equity accounts.

    d.    Results

Results		June 2005	June 2004
Operating revenue	(million)	235,168	194,885
Operating costs	(million)	(184,508)	(131,769)
Operating income	(million)	40,572	53,789
Financial expenses	(million)	(23,138)	(32,488)
Non-operating income	(million)	(24,080)	(34,026)
R.A.I.I.D.A.I.E.(1)	(million)	16,793	15,894
Gain (loss) from the period	(million)	4,881	12,767

(1)

Corresponds to the following entries in the income statement: results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

Operating Revenue

As of June 30, 2005, consolidated operating revenue of AES Gener totaled CH$235,168 million, CH$40,283 million higher than the CH$194,885 million as of June 30, 2004. This increase is mainly the result of an increase of (i) CH$22,729 million associated with regulated customers, (ii) CH$8,933 million in sales in Colombia, (iii) CH$8,574 million in sales to the CDEC, (iv) CH$1,082 million in sales to Escondida and, (v) CH$595 million because of sales of other fuels that were partially offset by a reduction of CH$1,630 million in income from the sale of energy and capacity to other customers.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 50%, SING 22%,Colombia 21% and the sale of fuels and other items, 7%.

 The physical sales of energy in GWh were as follows as of June 2005 and 2004:

	2005		2004
SIC	3,667	43%	3,642	46%
SING	1,458	17%	1,358	17%
Mandatory sales to distribution companies R.M. 88/2003 sales	161.7	2%	77.4	1%
Colombia	3,192	38%	2,791	35%

Total	8,478		7,868

Sistema Interconectado Central (SIC):

The physical sales of electric energy in the SIC rose 3% in 2005, from 3,719 GWh as of June 2004 to 3,828 GWh as of June 2005 because of an increase in sales to regulated customers (297 GWh) and sales under R.M. 88 (84 GWh), corresponding to sales to distributors without contracts. This effect offset the reduction in sales to the CDEC-SIC (77 GWh) and to unregulated customers (194 GWh).

Revenue from the sale of energy and capacity in the SIC totaled CH$117,159 million, CH$21,206 million higher than the CH$95,953 million recorded as of June 2004. This variation is due mainly to an increase of CH$18,946 million in the sales of energy, physical sales of energy 110 GWh higher at an average price 24% higher than the same period in 2004, which totaled CH$69,781 million as of June 2004, while at the close of June 2005, they amounted to CH$88,727 million. Revenue from the sale of capacity rose CH$2,260 million, from CH$26,172 million to CH$28,432 million at the close of June 2004 and 2005, respectively, due to the increase of 279 MW in sales and 4% in the average sale price.

Sistema Interconectado del Norte Grande (SING):

The physical sales of electric energy in the SING rose by 100 GWh, increasing from 1,358 GWh as of June 2004 to 1,458 GWh, the result of an increase in sales to the CDEC-SING (159 GWh), offset by the reduction in sales to the Zaldivar, Lomas Bayas and Escondida mines (59 GWh).  The revenue generated by the activities of AES Gener, through TermoAndes'  Salta plant, and Norgener in the SING increased by CH$9,069 million, going from CH$42,860 million as of June 2004 to CH$51,930 million as of June 2005. This variation was due largely to an increase in the revenue from the sale of energy that rose CH$9,552 million while the revenue from the sale of capacity dropped CH$483 million. The reduction in income from capacity sales as compared to June 2004 occurred because of a negative 9% change in the average sale price, the renegotiation of the contract with Escondida that offset the increase of 26 MW in the quantity sold, and the positive impact from capacity reconciliation payments for a total of CH$821 million. The increase in the sale of energy is due to the increase in the average sale price because of the indexing of the price to coal in the sales contract with Escondida and the increase in the sale price in the CDEC-SING. In summary, the income from the sale of energy and capacity in the Chilean electricity sector rose by CH$30,275 million, going from CH$138,813 million as of June 2004 to CH$169,088 million as of June 2005.

Sistema Interconectado Nacional Colombiano (SIN):

The revenue from Chivor increased CH$8,933 million, from CH$41,456 million to CH$50,389 million, as a result of an increase in sales under contracts amounting to CH$6,792 million and the regulation of frequency for a total of CH$2,266 million, partially offset by a reduction in sales on the energy exchange in the amount of CH$125 million.  Physical sales as of June 2005 rose 400 GWh as compared to sales in the same period in the previous year, the product of an increase in contract sales, reconciliation sales and sales on the energy exchange.   This variation arose, on the one hand, because of the commercial policy of Chivor during 2005 and the maintenance performed in the second quarter of 2004.  In Colombian pesos, the average sale price to contract customers went from COL$81/kWh (US$29.8/MWh) to COL$76/kWh (US$32.3/MWh) while sales on the spot market were performed at an average price of COL$66.3/KWh (US$24.6/MWh) as of June 2004 and COL$71/kWh (US$30.2/MWh) in the same period in 2005.

Other Electricity Revenue:

Other revenue in the electricity business rose CH$480 million.

Other Businesses:

Revenue from other lines of business totaled CH$15,209 million, rising from CH$595 million as compared to CH$14,614 million as of June 2004. Coal sales decreased CH$497 while steam sales fell CH$1,797 million because of the sale of the Nacimiento Plant in August 2004. Furthermore, revenue from sales of gas to third parties increased CH$2,709 million and other businesses rose CH$179 million.

Operating Costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the following table:
	January-June (Million Ch$)
	2005		2004
Variable operating costs	152,354	83%	99,834	76%
Fixed operating costs	32,154	17%	31,935	24%

TOTAL	184,508	100%	131,769	100%

As of June 2005, operating costs rose 40% (CH$52,739 million), mainly as a result of the increase in costs associated with demand and the sale of fuels, the purchase of energy, other costs of the electricity business and the cost of energy production.

Variable Costs

Variable costs rose CH$52,520 million due to an increase in:  (1) the demand for fuel (CH$36,103 million); and (2) purchases of energy (CH$12,021 million), both associated with the increase in the cost of fuels, the rise in generation by the AES Gener and subsidiaries' thermal power plants, low hydrological reserves and lower availability of gas in the system; (3) the sale cost of fuel (CH$1,988 million); (4) other costs of the electricity business (CH$2,126 million); (5) the cost of using the transmission system (CH$512 million); and (6) the cost of technical assistance (CH$493 million).  This increase was partially offset by lower costs in the purchases of capacity, amounting to CH$723 million, because of the positive effect of capacity reconciliation payments in the SIC and the SING.

        Chile

The cost of purchasing energy in  Chile rose CH$7,767 million. In the SIC, purchases increased by CH$9,471 million, due mainly to the reduction in the availability of gas that resulted in an increase of 418 GWh in the quantity of energy purchased. This adverse impact was partially offset by a 4.7% reduction in the energy purchase price. In the SING, the energy purchase cost fell CH$1,704 million because of a reduction of 127 GWh in the quantity purchased at an average price that was 12% higher than the one in 2004.

In the SIC, the cost of capacity purchases in Chile dropped CH$724 million.  There was a reduction in the purchase of capacity amounting to CH$2,078 million, caused by the net effect of CH$4,184 million associated with capacity reconciliation payments, partially offset by a rise of CH$2,107 million in purchases as a result of the increase of 325 MW in the quantity purchased.  In the SING, capacity purchases rose CH$1,354 million because of an increase of 81 MW in the quantity purchased at a higher average purchase price (CH$2,373 million), offset by the positive impact of the capacity reconciliation payments for CH$1,019 million on the SING.

The generation (thermoelectric and hydroelectric) by AES Gener and its subsidiaries in the SIC and SING totaled 4,606 GWh while the total in 2004 was 4,459 GWh.  Thermoelectric generation by AES Gener and its subsidiaries was 3,849 GWh during the first half of 2005, compared to 3,644 GWh in the previous year, the result of an increase of 446 GWh in generation in the SING and a reduction of 240 GWh in generation in the SIC.  This change stemmed from a reduction in hydrological reserves and lower availability of gas during 2005.

        Colombia

Variable operating costs rose CH$4,765 million, from CH$16,754 million in 2004 to CH$21,519 million in June 2005, due mainly to the increase of CH$4,254 million in the energy purchase cost, to an increase of 296 GWh in physical purchases, and an average price in Colombian pesos 7% higher in comparison to the same period in the previous year. The costs associated with technical assistance, frequency regulation and other items rose CH$511 million.

Generation in the first half of 2004 totaled 1,985 GWh compared to 1,792 GWh in the previous year, the result of maintenance performed on one Chivor unit during part of the first half of 2004.

Fixed Costs

Fixed costs rose CH$218 million, from CH$31,936 million in June 2004 to CH$32,154 million in June 2005, fundamentally due to higher costs of production (CH$2,068) because of the increase in generation by thermal power plants offset by reductions in costs because of depreciation (CH$1,849), caused by a reduction in property, plant and equipment because of the effect of the drop in the exchange rate on depreciation costs of foreign subsidiaries.

Administrative and Sales Expenses

As of June 2005, selling and administration expenses rose CH$762 million, from CH$9,326 million to CH$10,088 million.  This variation is due to the increase in costs of salaries and employee benefits totaling CH$503 million and outsourcing of CH$959 million, partially offset by a reduction of CH$712 million in other expenses.

Operating Income

As of June 30, 2005, AES Gener had consolidated operating income of CH$40,572 million, CH$13,217 million below what was recorded in the first half of 2004 in the amount of CH$53,789 million.

This was due mainly to the net adverse impact of the restriction of gas from Argentina that resulted in an increase in the purchase of energy and in the purchase of fuel on the SIC when comparing the first half of 2005 to the first half of 2004.  This rise in costs was partially offset by an increase in sales to regulated customers associated with the increase in the node price and the higher volume of physical sales; the net positive effect of capacity reconciliation payments in the SIC and SING, an increase in sales to Minera Escondida and the operating improvement in Chivor. Adjustments related to the indexation of the energy price to Minera Escondida helped counteract the drop in price because of the new contractual terms in place since July 2004.

Non-Operating Income

        Non-operating revenue

	January - June (Million Ch$)
	2005	2004
Financial income	2,110	4,118
Other non-operating income	1,895	2,790

Total non-operating revenue	4,005	6,908

Non-operating income fell CH$2,903 million compared to June 2004.  This variation was due mainly to a reduction of CH$2,008 million in interest income associated with interest earned in 2004 on the loan between AES Gener and its parent, Inversiones Cachagua, that was paid February 27, 2005.

Moreover, other non-operating income fell CH$895 million as a result of the CH$1,388 million negative effect associated with the reversal of the presumed revenue of Chivor and other adverse effects of CH$499 million that were offset by the positive impact of the reversal of the provision associated with the Cordex Petroleums lawsuit in the first half of 2005 (for CH$947 million).

        Non-operating expenses

	January - June (Million Ch$)
	2005	2004
Financial expenses	(23,138)	(32,488)
Other non-operating expenses	(6,668)	(10,659)

Total non-operating expenses	(29,806)	(43,147)

Total non-operating expenses dropped CH$13,341 million in 2005 as compared to 2004.  Interest expense fell CH$9,350 million and other non-operating disbursements dropped CH$3,991 million.

 Interest expense reflects the reduction in the company's debt because of the financial restructuring conducted in 2004 that meant a reduction of CH$9,350 million, principally due to lower interest expenses of AES Gener and TermoAndes  S.A. (TermoAndes).

The drop of CH$3,991 million in other non-operating expenses was associated principally with a drop of CH$2,236 in amortization and expenses of debt placement; of CH$2,250 million in the provision associated with the premium for the AES Gener convertible bond paid in 2004; and an increase in the uncollectibles provision totaling CH$572 million. These results were partially compensated by higher losses of CH$649 million in relation to forward contracts and an increase in complementary pensions and post-retirement benefits for a total of CH$496 million.

        Investments in related companies

	January-June (Million Ch$)
	2005	2004
Gains from investment in related companies	2,089	138
Loss from investment in related companies	(67)	(1,793)
Amortization of goodwill	(663)	(264)

Total gains (losses) from investment in related companies	1,359	(1,919)

Investments in related companies yielded CH$3,278 million more than in 2004, fundamentally because of the increase in the profit recorded by CGE Itabo S.A. (Itabo) and the reduction in the losses in the affiliate Empresa Electrica Guacolda S.A. (Guacolda).

As of June 2005, Guacolda, a company in which AES Gener holds 50%, recorded a loss of CH$69 million that compared positively to the loss of CH$3,575 million recognized at the close of 2004.  Operating income varied positively by CH$1,605 million, basically because of an increase of CH$3,795 million in revenue and a drop of CH$1,821 million in the cost of using the transmission system.  Those amounts were partially offset by an increase in the cost of fuel amounting to CH$3,411 million, associated with the rise in the price of coal and an increase in the purchase of capacity for CH$829 million. Furthermore, non-operating results went from a loss of CH$9,852 million as of June 2004 to a loss of CH$7,251 million, principally because of the positive impact caused by the loss of CH$2,795 million in exchange differentials and a reduction of CH$730 million in interest expense, compensated in part by the adverse impact of CH$988 million in price-level restatement.

Itabo, a company in which AES Gener owns 25%, recorded a profit of CH$8,231 million as of June 2005, comparable to the profit of CH$422 million in the first semester of 2004.  This increase is due mainly to an improvement in operating income because of an increase in the sales of coal to third parties.

        Minority Interest

The minority interest fell CH$610 million because of an adjustment due to the loss recorded in Electrica Santiago, in which AES Gener holds an equity interest of 90%, and the investment in New Caribbean Investment S.A., in which AES Gener holds an equity interest of 50%.

        Price-level Restatement and Exchange Rate Differences

Price-level restatement resulted in a profit of CH$128 million, compared to a loss of CH$591 million in 2004.  This is due to the adverse impact of the variation in the CPI on equity accounts, income accounts and non-monetary liabilities, which was partially offset by the positive effect on investment in related companies, expense and cost accounts and property, plant and equipment that are adjusted by that variation.  The CPI factor for the period January-June 2005 was 1% compared to a factor of 0.8% used for the period January-June 2004.

The exchange differentials had a positive impact of CH$234 million in 2005 compared to a profit of CH$4,723 million in 2004.   This impact was due mainly to the effect of a variation in the exchange rate on time deposits, banks and intercompany accounts receivable because of the greater availability of cash in the first quarter of 2004, arising from the payment of the loan from Inversiones Cachagua, the parent company.  The exchange rate reflected a nominal devaluation of 3.9% in the peso since the close of the 2004 fiscal year through June 2005, compared to a nominal devaluation of 7.2% for the period from January to June 2004.

        Income Tax

The effect of income tax on net income went from a negative CH$6,479 million as of June 2004 to a negative effect of CH$11,705 million as of June 2005, mainly because of the increase in assets and liabilities and in current tax expenses, offset partially by an increase in the benefit available for tax losses.

Net Income

As of June 2005, AES Gener recorded a profit of CH$4,881 million while in 2004, it earned a profit of CH$12,767 million.  Operating income dropped 25%, mainly because of the negative impact of gas curtailments and the lower hydrological reserves in the first quarter of 2005, partially offset by the increase in sales to regulated customers.  There was also a reduction in losses of 29% within non-operating results, largely because of the drop in interest expense and other non-operating disbursements resulting from the restructuring implemented in 2004.

e. Yield

Profitability		June 2005	June 2004
Return-on assets (1)	(%)	0.32	0.73
Return-on-equity (1)	(%)	0.58	1.51
Yield of operating assets (2)	(%)	3.42	4.16
Net income/Share (3)	(pesos)	0.76	2.25
Return-on-dividends (4)	(%)	6.71	16.13

(1)           The return on assets and on equity is calculated using the cumulative profit as of June of each year.

(2)           All property, plant and equipment are included in calculating this indicator.

(3)           The profit per share was calculated as of June 2005 and 2004 on the basis of the  number of paid-in shares on each date.

(4)           This includes dividends paid in the last 12 months, divided by the market price for the share at the close of June.

The variation in the return on assets and in the return on equity is explained mainly by the drop of CH$7,887 million in income in the fiscal year while the variation in total assets was CH$105,398, mainly due to a reduction of 9% in the exchange rate.

The return on operating assets worsened because of the drop in operating income as of June 2005 that could not be offset by the average reduction in property, plant and equipment on the same date.

The profit per share is explained by the drop in fiscal  year income and the increase of 714 million shares because of the capital increase made between May 20 and June 20, 2004.

The return on dividends diminished because of the 5% increase in the share price at the close of June 2005 (CH$92.4) in comparison to the closing adjusted price of the share as of June 2004 (CH$88.0) and a reduction in dividend payments in the periods used in the calculation.  Payments in real terms in the 12 months prior to June 2005 are equal to 6.20 pesos per share while the total payment was 14.20 pesos per share in the 12 months prior to June 2004.

III.    Analysis of differences between book values, market and/or economic values of principal assets

Property, plant and equipment dropped CH$106,267 million, mainly because of the effect of the variation in the exchange rate on the assets of TermoAndes, InterAndes S.A. (InterAndes) and Chivor, which recorded their assets in dollars according to Technical Bulletin No. 64 of the Chilean Accountants Association, which stipulates that investments are controlled in American dollars when the activities do not constitute an extension of the parent company and those companies do business in unstable countries.

Current assets rose by CH$13,859 million, principally because of the increase of CH$31,636 million in time deposit accounts (CH$13,905 million), inventories (CH$8,293 million), sales receivables (CH$7,545 million) and negotiable securities (CH$1,893 million).  In addition, recoverable taxes rose CH$8,626 million.  These increases were partially offset by the reduction of CH$25,917 million in other current assets and the reduction of CH$1,336 million in notes and accounts receivable.  The reduction in other current assets is principally the product of a reduction in repo agreement fees (CH$18,200 million) and a drop in fiduciary interest (CH$7,694) associated with the Chivor mercantile trust agreement with Cititrust Colombia S.A., signed as part of the refinancing of the subsidiary in November 2004.

Other assets show a decrease of CH$12,990 million because of a reduction of: (1) CH$3,231 million in the investment in related companies because of the sale of Carbones de Cesar, offset by the improved income in Guacolda in June 2005; (2) CH$1,548 million from the investment in other companies associated mainly with Gas Andes Argentina; (3) CH$3,260 million in long-term receivables; (4) CH$2,158 million in intercompany notes and accounts receivable from Gas Andes and Gas Andes Argentina; and (5) CH$1,973 million in other assets.

The assets of the company are appraised according to generally accepted accounting principles of  Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in note 2 of the Financial Statements.  Based on actual conditions, the management of AES Gener considers that the economic value of Chivor, TermoAndes and InterAndes is today lower than their respective book values.  In the case of Chivor, this is due, among other reasons, to regulatory changes that have significantly reduced its income as well as to limitations on the price of electricity and the low growth in demand for electric energy in Colombia.  In the case of TermoAndes and InterAndes, the principal reasons are the important excess capacity in the Chilean northern system and the dispatch limitations imposed by the CDEC-SING.  However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all their costs, including the depreciation of fixed assets.  Under those circumstances, according to paragraph 25 in Technical Bulletin No. 33 and paragraph 47 in Technical Bulletin No. 64, no adjustments have been made to the book value of those assets.

IV.    Analysis of the most significant variations which occurred during the period in the markets in which the Company participates and in competition and market share.

Market:

AES Gener mainly does business in two large electrical systems, the Central Interconnected Grid (SIC) that runs from the south of Region II to Region X, and the Greater Northern Interconnected Grid (SING) that encompasses Region I and part of Region II.

SIC:  In the first half of 2005, the growth in the sales of electric energy in the SIC was 4.4% compared to the increase of 7.6% in the first half of 2004.  The average marginal cost in dollars in the first six months of 2005 totaled 77.6 million/kWh as compared to the 40.1%/kWh for the first semester of the previous year.  This increase in the marginal cost was due mainly to the lower hydraulic supply in the first months of the year prior to the beginning of the rainy season and the lower availability of gas in 2005.

SING:  The growth in the sales of electric energy in the SING was 5.5% in the period January-June 2005 while the increase in sales was 5.9% in the period January-June 2004.  The average price in this period was 28.3 million/kWh, above the average marginal cost of 27.6 million/kWh in 2004, principally due to the reduced availability of gas in 2005.

Colombia:  Chivor was one of the principal operators in the Colombian electric grid, or the SIN, in the period January-June 2005.  There was an increase of 3.3% in electricity demand on the SIN as compared to 2004.  The average exchange prices in Colombian pesos rose to levels of COL $71/kWh for the period January-June 2005, compared to  COL$66/kWh in the same period in 2004.

Competition and Market Share:

In the first half of 2005, the contribution by the power plants of AES Gener to the SIC, including Guacolda (4,143 GWh), was less compared to the same period in 2004 because of the lower availability of gas in the system, which affected generation by the Nueva Renca Power Plant.  As of June 2005, companies in the AES Gener Group, including Guacolda, accounted for 23% of total generation in the SIC while the contribution was 26% for the same period in 2004.

In the SING, total net generation rose 4.8% and the contribution of companies in the group (Norgener and TermoAndes) was 27%, above the 20% recorded as of June 2004.  This was a result of gas restrictions that affected the combined cycles of third parties in  Chile resulting in higher generation by Norgener and TermoAndes.

In  Colombia , the generation by Chivor accounted for 8.3% of total electricity demand in  Colombia in the first half of 2005 compared to 7.7% at the close of June 2004.  This variation was due to the increase of 193 GWh in Chivor's generation.

V.    Description and analysis of the principal components of net cash flows provided by operating, investment and financing activities in the corresponding period.

The total net flow as of June 2005 was a negative CH$17,881 million while it was a negative CH$12,054 million in June 2004.  This difference of CH$5,827 million between both periods is related to the financial restructuring implemented by the company that included payment of the loan from Inversiones Cachagua, the parent company, the early voluntary redemption of convertible bonds and of an important part of the Yankee bonds, the issuance of a dollar bond to expire in  2014, a capital increase in AES Gener and the refinancing of the obligations of its subsidiaries, TermoAndes and InterAndes.

Operating activities generated a positive flow of CH$20,848 million, CH$15,716 million less than June 2004 (when it was CH$36,564 million).  This breaks down as follows: (1) CH$66,612 million due to an increase in supplier and employee payments, principally relating to the increase in costs associated with the demand for fuel; (2) CH$4,217 million because of an increase in income tax payments; and (3) CH$3,918 million because of a reduction in other income.  These reductions were offset by an increase in the flow, as follows: (1) CH$39,695 million because of an increase collection in sales receivables due to the rise in sales to regulated customers; (2) CH$15,890 million because of the reduction in interest paid resulting from the financial restructuring implemented by the company in 2004; and (3) CH$3,681 million because of a reduction in other expenses.

Financing activities created a negative flow of CH$36,504 million in the first half of 2005 compared to the negative flow of CH$221,067 million in 2004.  The reduction in disbursements amounting to CH$184,563 million is comprised as follows: (1) CH$487,392 million because of a reduction in bonds due to the voluntary redemption of the Yankee bonds, the convertible bonds of AES Gener and the bonds of TermoAndes and InterAndes in 2004; (2) CH$51,449 million because of the reduction in dividend payments; and (3) CH$25,393 million because of a reduction in expenses associated with the placement of the US$400 million bond in March 2004.  The positive impact was offset by an increase in income in 2004, comprised of: (1) CH$256,136 million received from the aforesaid bond placement; CH$64,269 million because of the capital increase in the company made between May and June 2004; and (3) CH$62,653 million because of loans.

Lastly, investment activities implied disbursements for CH$2,225 million as of June 2005 that compare negatively to the revenue of CH$172,448 million as of June 2004.  This difference of CH$174,673 million is due to a drop in collections of CH$184,224 and in loans to related companies, because of the payment of the AES Gener Loan to Inversiones Cachagua, its parent, in February 2004, which was partially offset by:  (1) a reduction in investment income of CH$3,186 million; (2) CH$2,583 million because of loans to related companies made in the first half of 2004; (3) CH$2,112 million because of less additions to property, plant and equipment; and (4) CH$1,769 million because of less miscellaneous investment disbursements

VI.    Analysis of Market Risk

Electricity Market Risks

Hydrology:  Dry hydrological conditions can have a material adverse effect on our results in the SIC because of the high level of capacity contracted, which requires a less efficient dispatch from our power plants and an increase in the cost of purchases on the spot market.

Tariff setting:  A large part of the revenue of AES Gener comes from the node price that is set by the authority every six months.  In Chile, the principal components of the formula used in the node price-setting are expressed in dollars. This creates a natural hedging of the effects of the fluctuation of the dollar in comparison to the Chilean peso.

Fuel price:  Since AES Gener is a company that has a mix of principally thermal generation, the variation in the price of fuels such as coal, natural gas and diesel oil may make the composition of the company's costs vary.

Electricity regulation:  In June 2005, the following changes were made to electricity regulations in Chile:  (1) the unregulated price collar was modified that is used to  compare the theoretical price to the average unregulated price, from 5% to 30%; (2) an open season for regulated supply by distributors subsequent to December 2009; (3) a voluntary flexibilization of demand; and (4) compensation for losses incurred by generators because of the obligation to sell to distributors who have no supply contract at a node price.

Natural gas supply:  Since March 2004 to the present, the Argentine government has issued certain resolutions and notes by which gas producers are instructed to inject additional gas volumes to the Argentine market.  The decision of gas producers, based on their interpretation of these resolutions and notes, had an adverse effect on gas exports from Argentina to  Chile.  In fact, those producers have agreed to restrict and/or suspend gas exports to Chile in order to be able to inject additional volumes of gas to the Argentine market.  This situation  has a negative impact on the operating margins of the company.

Interest Rate and Exchange Rate Risks

 The company has no formal hedging policies for exchange rate and interest rate risks.  Nonetheless, management is constantly evaluating alternatives to determine the convenience of entering into hedging contracts to minimize those risks.

As of June 30, 2005, 79% of the long-term credits of AES Gener were stipulated at a fixed rate and 21% at a variable rate.  Most of the long-term credits at a variable rate were denominated in dollars and accrued interest at Libor, except for the syndicated loan of Chivor in Colombian pesos that is accruing interest at the local rate on fixed-time deposits (DTF).  On the closing date of the financial statements, exposure came basically from credits owed by Chivor, AES Gener and Norgener.

As of June 30, 2005, close to 88% of our long-term debt accruing interest was exposed to a variation between the American dollar and Chilean peso exchange rate.  The remaining debt is denominated in UF (4% -- the Electrica Santiago Bond) and in Colombian pesos (8% -- the Chivor credit).

        The composition of operating revenues and costs in foreign currency at June 30 of each year is as follows:

Item	Currency	2005%	2004%
Operating	Dollar (US$)(1)	99	99
Revenue	UF and Indexed Pesos	-	-
	Non-indexed Pesos	1	1
Operating	Dollar (US$)	93	92
Costs	UF and Indexed Pesos	5	6
	Non-Indexed Pesos	2	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	September 9, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer